Exhibit 4.14

SUBORDINATED TERM NOTE

$33,000,000

5th April 2007

FOR VALUE RECEIVED, the undersigned, KRONOS OWNING COMPANY LIMITED a corporation registered in the Marshall Islands (the “Company”), does hereby promise to pay to the order of ELIOS INVESTMENTS INC. (the “Lender”), a corporation registered in the Marshal Islands at the registered office of the Lender, or at such other place as the Lender may designate, within three months from drawdown (the “Maturity Date”), in immediately available United States Dollars, the principal amount of Thirty Three million United States Dollars ($33,000,000). Furthermore, the Company further promises to pay (i) interest at said office in like money until maturity (whether as stated, by acceleration or otherwise) (“Maturity”) on the unpaid principal amount hereof from time to time outstanding payable monthly on the last day of each calendar month commencing one month after the date of this Note at the rate and in the manner provided for below (ii) a fee of 0.45% of the amount finance.

Prior to Maturity, this Note shall bear interest at a margin of 2.0% over libor payable on the last day of each calendar month. The first interest payment to be paid one calendar month after delivery of m.v. “SEA EPOCH” to the Company under a Memorandum of Agreement dated 15th December 2006 between E.K. Line S.A. (the “Seller”) and the Company.

If any payment on this Note becomes due and payable on a Saturday, Sunday or other day on which commercial banks in the United States are authorized to close under the laws of such jurisdiction, such payment shall instead become due and payable on the immediately following business day and, in the case of any payment of principal, interest thereon shall be payable at the then applicable rate during such extension.

The Company shall immediately reimburse the Lender, upon demand, for all costs and expenses (including all reasonable attorneys’ fees and expenses) incurred by the Lender in connection with the negotiation, establishment, funding and enforcement of this Note and the indebtedness represented hereby.

The subordination provisions set forth in Attachment A to this Note are hereby incorporated herein as if fully stated herein.

In the case of the happening of any of the following events:

(1)	The Company shall fail to pay any amount due when and as required hereby;

(2)	The Company shall fail to perform any covenant required to be performed by it pursuant hereto;

(3)	Any proceeding shall be commenced by or against the Company under any bankruptcy or insolvency laws, or the Company shall take any action to authorize any of the foregoing;

(4)	Any judgment or order, or any series of judgments or orders, shall have been entered against the Company which’ would have a material adverse effect upon it;

(5)	Any law, rule or regulation of any jurisdiction shall be enacted or promulgated that shall adversely affect the ability of the Company to perform any of its obligations hereunder, including, without limitation, any moratorium or similar laws;

(6)	The Note shall cease to be the legal, valid and binding obligation of the Company enforceable in accordance with its terns;

(7)	A material adverse change shall occur in the condition, financial or otherwise, of the Company;

then, and in any such event, and at any time thereafter during the continuance of such event, the Lender by written notice to the Company, may declare this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable, both as to principal and interest, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

This Note may not be amended other than by writing signed by the Company and the Lender.

This Note shall be governed by and construed in accordance with English Law. The courts of England, in London, shall have jurisdiction over any matter arising out of or anyhow relating to this Note.

KRONOS OWNING COMPANY LIMITED

By:	/s/ E. Papapontikou
E. Papapontikou
Attorney-in-fact